UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934

(Amendment No.      )*

Uxin Limited

(Name of Issuer)

American depositary shares (one American depositary share representing three Class A ordinary shares, par value US$0.0001 per share) and Class A ordinary shares, par value US$0.0001 per share

(Title of Class of Securities)

91818X108

(CUSIP Number)

April 1, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☑	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**	CUSIP number 91818X108 has been assigned to the American Depositary Shares (“ADSs”) of the Issuer (as defined below), which are quoted on NASDAQ under the symbol “UXIN.” Each ADS represents 3 Class A ordinary shares (“Class A Ordinary Shares”), par value $0.0001 per share, of the Issuer. There is no CUSIP number assigned to the Class A Ordinary Shares.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Rich Way Global Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 66,000,000 Class A Ordinary Shares (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 66,000,000 Class A Ordinary Shares (1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 66,000,000 Class A Ordinary Shares (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.9% (2)
12	TYPE OF REPORTING PERSON CO

(1)	Consists of 22,000,000 ADS representing 66,000,000 Class A Ordinary Shares.
(2)	Based on 1,111,993,856 ordinary shares outstanding as of December 31, 2020, being the sum of 1,071,183,995 Class A Ordinary Shares and 40,809,861 Class B ordinary shares outstanding as of the same date, assuming conversion of all Class B ordinary shares into Class A Ordinary Shares, and excluding the 13,159,335 Class A Ordinary Shares issued to the Issuer’s depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercising or vesting of awards granted under the Issuer’s share incentive plan, as reported by the Schedule 13G/A filed by LC Fund V. GP Limited on February 8, 2021..

1	NAMES OF REPORTING PERSONS Trinity Gate Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 2,283,000 Class A Ordinary Shares (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,283,000 Class A Ordinary Shares (1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,283,000 Class A Ordinary Shares (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.2% (2)
12	TYPE OF REPORTING PERSON CO

(1)	Consists of 761,000 ADS representing 2,283,000 Class A Ordinary Shares.
(2)	Based on 1,111,993,856 ordinary shares outstanding as of December 31, 2020, being the sum of 1,071,183,995 Class A Ordinary Shares and 40,809,861 Class B ordinary shares outstanding as of the same date, assuming conversion of all Class B ordinary shares into Class A Ordinary Shares, and excluding the 13,159,335 Class A Ordinary Shares issued to the Issuer’s depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercising or vesting of awards granted under the Issuer’s share incentive plan, as reported by the Schedule 13G/A filed by LC Fund V. GP Limited on February 8, 2021.

1	NAMES OF REPORTING PERSONS Teng Rongsong
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 68,283,000 Class A Ordinary Shares (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 68,283,000 Class A Ordinary Shares (1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 68,283,000 Class A Ordinary Shares (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.1% (2)
12	TYPE OF REPORTING PERSON IN

(1)	Consists of 22,761,000 ADS representing 68,283,000 Class A Ordinary Shares.
(2)	Based on 1,111,993,856 ordinary shares outstanding as of December 31, 2020, being the sum of 1,071,183,995 Class A Ordinary Shares and 40,809,861 Class B ordinary shares outstanding as of the same date, assuming conversion of all Class B ordinary shares into Class A Ordinary Shares, and excluding the 13,159,335 Class A Ordinary Shares issued to the Issuer’s depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercising or vesting of awards granted under the Issuer’s share incentive plan, as reported by the Schedule 13G/A filed by LC Fund V. GP Limited on February 8, 2021.

ITEM 1(a).	NAME OF ISSUER:

Uxin Limited (the “Issuer”)

ITEM 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

2-5/F, Tower E, LSHM Center,

No. 8 Guangshun South Avenue,

Chaoyang District,

Beijing, 100102

People’s Republic of China

ITEM 2(a).	NAME OF PERSON FILING:

Rich Way Global Limited

Trinity Gate Limited

Teng Rongsong

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

Rich Way Global Limited

4503, Far East Finance Centre,
16 Harcourt Road, Admiralty

Hong Kong

Trinity Gate Limited

4503, Far East Finance Centre,
16 Harcourt Road, Admiralty

Hong Kong

Mr. Teng Rongsong

c/o Rich Way Global Limited

4503, Far East Finance Centre,
16 Harcourt Road, Admiralty

Hong Kong

ITEM 2(c).	CITIZENSHIP:

Rich Way Global Limited – British Virgin Islands
Trinity Gate Limited – British Virgin Islands
Teng Rongsong – People’s Republic of China

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:

Class A ordinary shares, par value of $0.0001 per share (“Class A Ordinary Shares”)

ITEM 2(e).	CUSIP NO.:

91818X108

This CUSIP number applies to the American Depositary Shares of the Issuer (“ADSs”), each representing three Class A Ordinary Shares. No CUSIP number has been assigned to the Class A Ordinary Shares.

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO §§ 240.13D-1(B), OR 240.13D-2(B) OR (C):

Not applicable

ITEM 4.	OWNERSHIP

The following information with respect to the ownership of the ordinary shares of par value of $0.0001 per share of Uxin Limited by each of the reporting persons is provided as of April 10, 2021:

Reporting Person	Amount beneficially owned:	Percent of class: (1)	Sole power to vote or direct the vote: (2)	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of: (2)	Shared power to dispose or to direct the disposition of:
Rich Way Global Limited	66,000,000	5.9	66,000,000	0	66,000,000	0
Trinity Gate Limited	2,283,000	0.2	2,283,000	0	2,283,000	0
Teng Rongsong	68,283,000	6.1	68,283,000	0	68,283,000	0

(1)	Based on 1,111,993,856 ordinary shares outstanding as of December 31, 2020, being the sum of 1,071,183,995 Class A Ordinary Shares and 40,809,861 Class B ordinary shares outstanding as of the same date, assuming conversion of all Class B ordinary shares into Class A Ordinary Shares, and excluding the 13,159,335 Class A Ordinary Shares issued to the Issuer’s depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercising or vesting of awards granted under the Issuer’s share incentive plan, as reported by the Schedule 13G/A filed by LC Fund V. GP Limited on February 8, 2021.
(2)	Rich Way Global Limited directly holds 22,000,000 ADSs representing 66,000,000 Class A Ordinary Shares. Trinity Gate Limited directly holds 761,000 ADSs representing 2,283,000 Class A Ordinary Shares. Mr. Teng is the sole director and sole shareholder of Rich Way Global Limited. Mr. Teng is also the sole director and sole shareholder of Timeness Vision Limited, which in turn is the sole shareholder of Trinity Gate Limited. As such, Mr. Teng may be deemed to beneficially own all of the ADSs held by Rich Way Global Limited and Trinity Gate Limited.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable

ITEM 10.	CERTIFICATIONS

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

LIST OF EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 10, 2021

Rich Way Global Limited	By:	/s/ Teng Rongsong
	Name:	Teng Rongsong
	Title:	Director

Trinity Gate Limited	By:	/s/ Teng Rongsong
	Name:	Teng Rongsong
	Title:	Director

Teng Rongsong	By:	/s/ Teng Rongsong
	Name:	Teng Rongsong